Exhibit 99.3

Interim Management Discussion and Analysis

Contents
About Fortis	1	Cash Flow Requirements	12
Performance at a Glance	2	Cash Flow Summary	14
Business Unit Performance	5	Contractual Obligations	15
ITC	5	Capital Structure and Credit Ratings	15
UNS Energy	5	Capital Plan	16
Central Hudson	6	Business Risks	18
FortisBC Energy	7	Accounting Matters	19
FortisAlberta	7	Financial Instruments	19
FortisBC Electric	8	Long-Term Debt and Other	19
Other Electric	8	Derivatives	19
Corporate and Other	9	Summary of Quarterly Results	20
Non-U.S. GAAP Financial Measures	9	Related-Party and Inter-Company Transactions	20
Focus on Sustainability	10	Outlook	21
Regulatory Matters	11	Forward-Looking Information	21
Financial Position	12	Glossary	22
Liquidity and Capital Resources	12	Condensed Consolidated Interim Financial Statements (Unaudited)	F-1

Dated November 4, 2024

This Interim MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. It should be read in conjunction with the Interim Financial Statements, the 2023 Annual Financial Statements and the 2023 Annual MD&A and is subject to the cautionary statement and disclaimer provided under "Forward-Looking Information" on page 21. Further information about Fortis, including its Annual Information Form filed on SEDAR+, can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

Financial information herein has been prepared in accordance with U.S. GAAP (except for indicated Non-U.S. GAAP Financial Measures) and, unless otherwise specified, is presented in Canadian dollars based, as applicable, on the following U.S. dollar-to-Canadian dollar exchange rates: (i) average of 1.36 and 1.34 for the quarters ended September 30, 2024 and 2023, respectively; (ii) average of 1.36 and 1.35 year-to-date September 30, 2024 and 2023, respectively; (iii) 1.35 and 1.36 as at September 30, 2024 and 2023, respectively; (iv) 1.32 as at December 31, 2023; (v) 1.36 for the 2024 annual forecast; and (vi) 1.30 for all other forecast periods. Certain terms used in this Interim MD&A are defined in the "Glossary" on page 22.

ABOUT FORTIS

Fortis (TSX/NYSE: FTS) is a well-diversified leader in the North American regulated electric and gas utility industry, with 2023 revenue of $12 billion and total assets of $70 billion as at September 30, 2024. The Corporation's 9,600 employees serve 3.5 million utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries.

For additional information on the Corporation's operations, reportable segments and strategy, refer to the "About Fortis" section of the 2023 Annual MD&A and Note 1 to the Interim Financial Statements.

1	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis

PERFORMANCE AT A GLANCE
Key Financial Metrics
Periods ended September 30	Quarter			Year-to-Date
($ millions, except as indicated)	2024	2023	Variance	2024	2023	Variance
Revenue	2,771	2,719	52	8,559	8,632	(73)
Common Equity Earnings
Actual	420	394	26	1,210	1,125	85
Adjusted (1)	420	411	9	1,210	1,152	58
Basic EPS ($)
Actual	0.85	0.81	0.04	2.45	2.32	0.13
Adjusted (1)	0.85	0.84	0.01	2.45	2.37	0.08
Dividends paid per common share ($)	0.59	0.565	0.025	1.77	1.695	0.075
Weighted average number of common shares outstanding (# millions)	496.2	487.4	8.8	493.9	485.3	8.6
Operating Cash Flow	1,338	940	398	2,920	2,799	121
Capital Expenditures (1)	1,300	1,008	292	3,554	3,028	526
(1)See "Non-U.S. GAAP Financial Measures" on page 9

Revenue
The increase in revenue for the quarter was due to: (i) new customer rates at TEP effective September 1, 2023; (ii) Rate Base growth; and (iii) a higher U.S.-to-Canadian dollar exchange rate. The increase was partially offset by the timing of recognition of new cost of capital parameters approved for FortisBC in September 2023 retroactive to January 1, 2023, and lower wholesale electricity sales at UNS Energy.

The decrease in revenue for the year-to-date period was due to lower flow-through costs in customer rates, driven by lower commodity prices at FortisBC Energy and Central Hudson, as well as lower short-term wholesale sales revenue at UNS Energy due to unfavourable pricing. The decrease was partially offset by: (i) new customer rates at TEP effective September 1, 2023; (ii) Rate Base growth; and (iii) a higher U.S.-to-Canadian dollar exchange rate.

Earnings and EPS
Common Equity Earnings increased by $26 million in comparison to the third quarter of 2023 driven by: (i) Rate Base growth; and (ii) strong earnings in Arizona, reflecting new customer rates at TEP effective September 1, 2023, an increase in the market value of investments that support retirement benefits and higher production tax credits. Unrealized gains on derivative contracts recognized in the third quarter of 2024, and an unfavourable deferred income tax adjustment recognized by ITC in the third quarter of 2023, also contributed to the growth in earnings. The increase was partially offset by the timing of recognition of new cost of capital parameters approved for FortisBC in 2023, which included $26 million associated with the retroactive impact to January 1, 2023, as well as higher holding company finance costs.

Common Equity Earnings for the year-to-date period increased by $85 million in comparison to the same period in 2023. The increase was due to Rate Base growth, higher earnings in Arizona, unrealized gains on derivative contracts, and the deferred income tax adjustment recognized by ITC in 2023, as discussed above. Growth was partially offset by: (i) higher operating costs at Central Hudson; (ii) higher holding company finance costs; and (iii) the November 1, 2023 disposition of Aitken Creek. Although the disposition of Aitken Creek was unfavourable in comparison to the same period in 2023, the impact will be neutral for the annual period.

In addition to the above-noted items impacting earnings, the change in EPS for the quarter and year-to-date periods reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

There were no adjustments to Common Equity Earnings for the three and nine months ended September 30, 2024. For the three and nine months ended September 30, 2023, favourable adjustments were recognized to Common Equity Earnings associated with the mark-to-market accounting of natural gas derivatives at Aitken Creek and the revaluation of deferred income tax assets at ITC. Refer to "Non-U.S. GAAP Financial Measures" on page 9. The changes in Adjusted Basic EPS for the quarter and year-to-date periods are illustrated in the following charts.

2	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
(1)    Includes UNS Energy and Central Hudson. Reflects higher earnings at UNS Energy largely due to new customer rates at TEP effective September 1, 2023, an increase in the market value of investments that support retirement benefits, and higher production tax credits, partially offset by higher operating expenses. Results at Central Hudson were consistent with the third quarter of 2023 as higher earnings associated with Rate Base growth and a higher allowed ROE effective July 1, 2024 was offset by the timing of operating expenses in comparison to the related recovery in customer rates
(2)    Reflects Rate Base growth and an increase in the market value of investments that support retirement benefits, partially offset by higher holding company finance costs
(3)    Average foreign exchange rate of 1.36 in 2024 compared to 1.34 in 2023
(4)    Includes FortisBC Energy, FortisAlberta and FortisBC Electric. Reflects lower earnings at FortisBC due to the timing of recognition of new cost of capital parameters approved in September 2023, which included $0.05 associated with the retroactive impact to January 1, 2023, as well as the timing of operating costs. Also reflects higher earnings at FortisAlberta due to Rate Base and customer growth, as well as an increase in the allowed ROE effective January 1, 2024
(5)    Includes a $0.02 unfavourable impact associated with the disposition of Aitken Creek in November 2023, as well as higher holding company finance costs and a lower income tax recovery, partially offset by unrealized gains on derivative contracts
(6)    Weighted average shares of 496.2 million in 2024 compared to 487.4 million in 2023

(1)    Includes UNS Energy and Central Hudson. Reflects higher earnings at UNS Energy largely due to new customer rates at TEP effective September 1, 2023, favourable margins on wholesale sales, an increase in the market value of investments that support retirement benefits, and higher production tax credits, partially offset by higher operating costs. Also reflects lower earnings at Central Hudson due higher operating expenses in the first half of 2024, the timing of recovery of operating expenses in the third quarter of 2024, and favourable regulatory adjustments recognized in 2023, partially offset by Rate Base growth and a higher allowed ROE effective July 1, 2024
(2)    Reflects Rate Base growth and an increase in the market value of investments that support retirement benefits, partially offset by higher holding company finance costs
(3)    Includes FortisBC Energy, FortisAlberta and FortisBC Electric. Primarily reflects Rate Base growth, as well as higher earnings at FortisAlberta due to an increase in the allowed ROE, higher demand charges and customer growth
(4)    Average foreign exchange rate of 1.36 in 2024 compared to 1.35 in 2023
(5)    Includes a $0.05 unfavourable impact associated with the disposition of Aitken Creek in November 2023, as well as higher holding company finance costs and a lower income tax recovery, partially offset by unrealized gains on derivative contracts
(6)    Weighted average shares of 493.9 million in 2024 compared to 485.3 million in 2023

3	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
Dividends and TSR
Fortis paid a dividend of $0.59 per common share in the third quarter of 2024, up from $0.565 paid in the third quarter of 2023.

In September 2024, the Board declared a fourth quarter common share dividend of $0.615, up 4.2% from its third quarter common share dividend. Fortis has increased its common share dividends for 51 consecutive years and is targeting annual dividend growth of approximately 4-6% through 2029. See "Outlook" on page 21.

Growth of dividends and the market price of the Corporation's common shares have together yielded the following TSRs.

TSR (1) (%)	1-Year	5-Year	10-Year	20-Year
Fortis	24.1	5.8	10.0	11.2
(1)Annualized TSR per Bloomberg as at September 30, 2024

Operating Cash Flow
The $398 million increase in Operating Cash Flow for the quarter was primarily driven by FortisBC Energy due to: (i) deposits received related to the construction of the Eagle Mountain Pipeline project; (ii) the receipt of an income tax refund, as expected; and (iii) the timing of flow-through costs in customer rates. The increase was also due to higher cash earnings, reflecting Rate Base growth and new customer rates at TEP, as well as the timing of flow-through costs at Central Hudson and FortisAlberta, partially offset by higher interest payments.

The $121 million increase in Operating Cash Flow for the year-to-date period was due to: (i) higher cash earnings, reflecting Rate Base growth, as well as new customer rates and higher sales at TEP; (ii) the higher collection of flow-through costs at UNS Energy and Central Hudson; and (iii) the collection of deposits and an income tax refund at FortisBC Energy, as discussed above. The increase was partially offset by: (i) the timing of flow-through costs in customer rates as well as other changes in working capital balances at FortisBC Energy; (ii) the timing of flow-through transmission costs at FortisAlberta; (iii) higher interest payments; and (iv) the disposition of Aitken Creek in November 2023, which contributed approximately $115 million of cash flow year-to-date September 30, 2023 primarily associated with changes in working capital balances.

Capital Expenditures
Capital Expenditures for 2024 are expected to be approximately $5.2 billion, up from $4.8 billion disclosed in the 2023 Annual MD&A. The increase is largely due to the timing of expenditures associated with the Eagle Mountain Pipeline project at FortisBC Energy and a higher forecast U.S.-to-Canadian dollar exchange rate. The Corporation is now using a 2024 annual forecast foreign exchange rate of 1.36 as compared to 1.30 used previously.

Year-to-date Capital Expenditures of $3.6 billion represent 69% of the forecast for the year, and are $0.5 billion higher than the same period in 2023 largely related to the construction of the Eagle Mountain Pipeline project at FortisBC Energy and battery energy storage investments at UNS Energy (see "Capital Plan" on page 16). Capital Expenditures is a Non-U.S. GAAP Financial Measure. Refer to "Non-U.S. GAAP Financial Measures" on page 9 and in the "Glossary" on page 22.

New Five-Year Capital Plan
The Corporation's new 2025-2029 capital plan totals $26.0 billion and is $1.0 billion higher than the previous five-year plan. The increase is driven by projects associated with the MISO LRTP and resiliency investments at ITC, as well as distribution investments largely due to customer growth at FortisAlberta. See "Capital Plan" on page 16 for further information.

4	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis

BUSINESS UNIT PERFORMANCE
Common Equity Earnings	Quarter				Year-to-Date
Periods ended September 30			Variance				Variance
($ millions)	2024	2023	FX (1)	Other	2024	2023	FX (1)	Other
Regulated Utilities
ITC	138	119	2	17	415	372	4	39
UNS Energy	204	178	3	23	396	338	5	53
Central Hudson	20	20	—	—	62	69	—	(7)
FortisBC Energy	(4)	22	—	(26)	173	169	—	4
FortisAlberta	54	45	—	9	139	126	—	13
FortisBC Electric	14	17	—	(3)	54	53	—	1
Other Electric (2)	39	39	—	—	111	111	—	—
	465	440	5	20	1,350	1,238	9	103
Non-Regulated
Corporate and Other (3)	(45)	(46)	—	1	(140)	(113)	(2)	(25)
Common Equity Earnings	420	394	5	21	1,210	1,125	7	78
(1)    The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI and Fortis Belize is the U.S. dollar. The reporting currency of Belize Electricity is the Belizean dollar, which is pegged to the U.S. dollar at BZ$2.00=US$1.00. Certain corporate and non-regulated holding company transactions, included in the Corporate and Other segment, are denominated in U.S. dollars.
(2)    Consists of the utility operations in eastern Canada and the Caribbean: Newfoundland Power; Maritime Electric; FortisOntario; Wataynikaneyap Power; Caribbean Utilities; FortisTCI; and Belize Electricity
(3)    Consists of non-regulated holding company expenses, as well as long-term contracted generation assets in Belize. Also includes Aitken Creek up to the November 1, 2023 date of disposition

ITC	Quarter				Year-to-Date
Periods ended September 30			Variance				Variance
($ millions)	2024	2023	FX	Other	2024	2023	FX	Other
Revenue (1)	556	520	9	27	1,662	1,558	18	86
Earnings (1)	138	119	2	17	415	372	4	39
(1)Revenue represents 100% of ITC. Earnings represent the Corporation's 80.1% controlling ownership interest in ITC and reflect consolidated purchase price accounting adjustments
Revenue
The increase in revenue, net of foreign exchange, for the quarter and year-to-date periods was due primarily to Rate Base growth and higher flow-through costs in customer rates.

Earnings
The increase in earnings, net of foreign exchange, for the quarter and year-to-date periods was due primarily to Rate Base growth, an unfavourable deferred income tax adjustment recognized in the third quarter of 2023 as discussed below, and an increase in the market value of certain investments that support retirement benefits. The increase was partially offset by higher holding company finance costs.

In September 2023, the state of Iowa reduced its corporate income tax rate from 8.4% to 7.1%, effective January 1, 2024. As a result, ITC revalued the related deferred income tax assets, resulting in a $9 million unfavourable impact to earnings for the three and nine months ended September 30, 2023.

UNS Energy	Quarter				Year-to-Date
Periods ended September 30			Variance				Variance
($ millions, except as indicated)	2024	2023	FX	Other	2024	2023	FX	Other
Retail electricity sales (GWh)	3,631	3,668	—	(37)	8,522	8,484	—	38
Wholesale electricity sales (GWh) (1)	1,325	1,407	—	(82)	4,515	4,038	—	477
Gas sales (PJ)	2	1	—	1	12	12	—	—
Revenue	883	899	16	(32)	2,348	2,300	27	21
Earnings	204	178	3	23	396	338	5	53
(1)    Primarily short-term wholesale sales

5	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
Sales
The decrease in retail electricity sales for the quarter was due primarily to lower air conditioning load associated with milder temperatures in the third quarter of 2024. The increase in retail electricity sales for the year-to-date period was due to higher air conditioning load associated with warmer temperatures in the second quarter of 2024, partially offset by milder temperatures experienced in the first and third quarters of the year.

The decrease in wholesale electricity sales for the quarter was driven by lower short-term wholesale sales due to less favourable market conditions, and lower long-term wholesale sales due to the expiration of certain contracts. The increase in wholesale electricity sales for the year-to-date period was driven by higher short-term wholesale sales, due to market conditions, partially offset by lower long-term wholesale sales as discussed for the quarter. Revenue from short-term wholesale sales, which relate to contracts that are less than one-year in duration, is primarily credited to customers through the PPFAC mechanism and, therefore, does not materially impact earnings.

Gas sales for the quarter and year-to date periods were comparable with the same periods in 2023.

Revenue
The decrease in revenue, net of foreign exchange, for the quarter was due primarily to: (i) lower wholesale sales revenue, due to lower volumes as discussed above as well as unfavourable pricing on short-term wholesale sales; and (ii) the recovery of overall lower fuel and non-fuel costs through the normal operation of regulatory mechanisms. The decrease was partially offset by new customer rates at TEP effective September 1, 2023.

The increase in revenue, net of foreign exchange, for the year-to-date period was due primarily to new customer rates at TEP effective September 1, 2023 and the recovery of overall higher fuel and non-fuel costs through the normal operation of regulatory mechanisms. The increase was partially offset by lower wholesale sales revenue, largely driven by unfavourable pricing on short-term wholesale sales.

Earnings
The increase in earnings, net of foreign exchange, for the quarter and year-to-date periods was due to: (i) new customer rates at TEP effective September 1, 2023, following the conclusion of the general rate application; (ii) an increase in the market value of certain investments that support retirement benefits; (iii) higher production tax credits related to the Oso Grande generating facility; and (iv) higher AFUDC. The increase was partially offset by: (i) higher depreciation expense, due to new depreciation rates also approved as part of the rate application; and (ii) higher operating costs, primarily reflecting labor costs. Higher margins on wholesale sales, partially offset by lower transmission revenue, also contributed to the year-to-date increase in earnings.

Central Hudson	Quarter				Year-to-Date
Periods ended September 30			Variance				Variance
($ millions, except as indicated)	2024	2023	FX	Other	2024	2023	FX	Other
Electricity sales (GWh)	1,402	1,315	—	87	3,873	3,725	—	148
Gas sales (PJ)	6	5	—	1	19	18	—	1
Revenue	338	290	6	42	1,016	1,049	11	(44)
Earnings	20	20	—	—	62	69	—	(7)

Sales
The increase in electricity sales for the quarter and year-to-date periods was due primarily to higher average consumption by residential and commercial customers due to warmer weather.

Gas sales for the quarter and year-to-date periods were relatively consistent with the comparable periods in 2023.

Changes in electricity and gas sales at Central Hudson are subject to regulatory revenue decoupling mechanisms and, therefore, do not materially impact revenue and earnings.

Revenue
The increase in revenue, net of foreign exchange, for the quarter was due primarily to the conclusion of Central Hudson's 2024 general rate application and related rebasing of customer rates with retroactive application to July 1, 2024 (see "Regulatory Matters" on page 11), and the flow through of higher energy supply costs driven by commodity prices.

The decrease in revenue, net of foreign exchange, for the year-to-date period was due primarily to the flow through of lower energy supply costs driven by commodity prices, partially offset by the rebasing of customer rates effective July 1, 2024, discussed above. Favourable regulatory adjustments recognized in 2023 that did not reoccur in 2024 also contributed to the year-to-date decrease in revenue.

6	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
Earnings
Earnings for the quarter were comparable with the same period in 2023. Results for the quarter were favourably impacted by Rate Base growth and the conclusion of Central Hudson's 2024 general rate application, including a higher allowed ROE effective July 1, 2024. This increase was offset by the timing of operating expenses in comparison to the related recovery in customer rates, discussed below.

The decrease in earnings for the year-to-date period was due to operating expenses in excess of that recovered in customer rates for the first half of 2024, as well as the timing of operating expenses in the third quarter of 2024 as compared to the related recovery in customer rates, discussed below. Favourable regulatory adjustments recognized in 2023 also contributed to the year-to-date decrease, partially offset by Rate Base growth and the higher allowed ROE effective July 1, 2024.

The conclusion of Central Hudson's 2024 general rate application is expected to provide cost recovery that is better aligned with ongoing operating expenses. The favourable impact associated with the rebasing of customer rates, however, will vary over quarterly reporting periods, with the increase in revenue expected to be higher in the fourth quarter of 2024 than that reflected in the third quarter.

FortisBC Energy
Periods ended September 30	Quarter			Year-to-Date
($ millions, except as indicated)	2024	2023	Variance	2024	2023	Variance
Gas sales (PJ)	32	27	5	153	147	6
Revenue	246	294	(48)	1,143	1,411	(268)
Earnings	(4)	22	(26)	173	169	4

Sales
The increase in gas sales for the quarter was primarily due to higher average consumption by industrial and transportation customers. The increase in gas sales for the year-to-date period was due to higher average consumption by industrial, residential and commercial customers.

Revenue
The decrease in revenue for the quarter was due to the timing of recognition of new cost of capital parameters approved by the BCUC in September 2023 retroactive to January 1, 2023, as well as the recovery of lower flow-through commodity costs.

The decrease in revenue for the year-to-date period was due primarily to the recovery of lower flow-through commodity costs and the normal operation of regulatory mechanisms.

Earnings
The decrease in earnings for the quarter was due to the timing of recognition of new cost of capital parameters approved by the BCUC in September 2023, which resulted in $23 million of earnings recognized in the third quarter of 2023 associated with the first half of 2023. The timing of operating costs also contributed to the decrease in earnings.

The increase in earnings for the year-to-date period was due primarily to higher net investments in regulated assets.

FortisBC Energy earns approximately the same margin regardless of whether a customer contracts for the purchase and delivery of natural gas or only for delivery. Due to regulatory deferral mechanisms, changes in consumption levels and commodity costs do not materially impact earnings.

FortisAlberta
Periods ended September 30	Quarter			Year-to-Date
($ millions, except as indicated)	2024	2023	Variance	2024	2023	Variance
Electricity deliveries (GWh)	4,388	4,294	94	12,896	12,703	193
Revenue	209	190	19	610	550	60
Earnings	54	45	9	139	126	13

Deliveries
The increase in electricity deliveries for the quarter and year-to-date periods was due primarily to customer additions and higher average consumption by industrial customers, partially offset by lower average consumption by residential customers. The reduction in average residential usage was associated with agriculture customers and reflected reduced irrigation needs due to higher rainfall.

7	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
As approximately 85% of FortisAlberta's revenue is derived from fixed or largely fixed billing determinants, changes in quantities of energy delivered are not entirely correlated with changes in revenue. Revenue is a function of numerous variables, many of which are independent of actual energy deliveries. Significant variations in weather conditions, however, can impact revenue and earnings.

Revenue
The increase in revenue for the quarter and year-to-date periods was due to: (i) an increase in the allowed ROE from 8.50% to 9.28%, as approved by the AUC, effective January 1, 2024; (ii) Rate Base growth, including changes associated with the third PBR term beginning January 1, 2024; and (iii) customer additions. Higher industrial and commercial demand charges also contributed to the year-to-date increase in revenue.

Earnings
The increase in earnings for the quarter and year-to-date periods was due to the higher allowed ROE, Rate Base growth and customer additions, partially offset by higher operating expenses due to inflationary increases as well as higher income tax expense. Higher demand charges, discussed above, also contributed to the year-to-date increase in earnings.

FortisBC Electric
Periods ended September 30	Quarter			Year-to-Date
($ millions, except as indicated)	2024	2023	Variance	2024	2023	Variance
Electricity sales (GWh)	864	822	42	2,597	2,577	20
Revenue	130	128	2	396	383	13
Earnings	14	17	(3)	54	53	1

Sales
The increase in electricity sales for the quarter and year-to-date periods was due to higher average consumption by residential customers due to warmer weather. The increase was also due to higher average consumption by industrial customers, partially offset by lower average consumption by commercial customers.

Revenue
The increase in revenue for the quarter and year-to-date periods was due primarily to higher electricity sales and Rate Base growth, partially offset by the normal operation of regulatory mechanisms. The increase in revenue for the quarter was partially offset by the timing of recognition of new cost of capital parameters approved by the BCUC in September 2023, retroactive to January 1, 2023.

Earnings
The decrease in earnings for the quarter was due to the timing of recognition of new cost of capital parameters approved by the BCUC in September 2023, which resulted in $3 million of earnings recognized in the third quarter of 2023 largely associated with the first half of 2023.

The increase in earnings for the year-to-date period was due primarily to Rate Base growth, partially offset by higher operating costs.

Due to regulatory deferral mechanisms, changes in consumption levels do not materially impact earnings.

Other Electric	Quarter				Year-to-Date
Periods ended September 30			Variance				Variance
($ millions, except as indicated)	2024	2023	FX	Other	2024	2023	FX	Other
Electricity sales (GWh)	1,924	1,897	—	27	7,346	7,228	—	118
Revenue	399	377	2	20	1,359	1,304	4	51
Earnings	39	39	—	—	111	111	—	—

Sales
The increase in electricity sales for the quarter and year-to-date periods was due to higher average consumption by residential and commercial customers, as well as customer additions. Higher average consumption was largely due to the conversion of home heating systems from oil to electric in Eastern Canada, increased tourism-related activities in the Caribbean, and for the third quarter, overall warmer weather.

Revenue
The increase in revenue, net of foreign exchange, for the quarter and year-to-date periods was due primarily to higher electricity sales, Rate Base growth and the flow-through of higher energy supply costs.

8	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
Earnings
Earnings for the quarter and year-to-date periods were consistent with the comparable periods in 2023. An increase in earnings associated with higher electricity sales and Rate Base growth was largely offset by higher operating, depreciation and finance costs, particularly at Newfoundland Power. A regulatory order approving cost recovery for Newfoundland Power was received in October 2024 and will be recognized in the fourth quarter of 2024.

Corporate and Other	Quarter				Year-to-Date
Periods ended September 30			Variance				Variance
($ millions, except as indicated)	2024	2023	FX	Other	2024	2023	FX	Other
Electricity sales (GWh) (1)	59	46	—	13	135	106	—	29
Revenue (2)	10	21	—	(11)	25	77	—	(52)
Net loss (3)	(45)	(46)	—	1	(140)	(113)	(2)	(25)
(1)    Reflects electricity sales at Fortis Belize
(2)    Includes revenue for Fortis Belize as well as revenue for Aitken Creek up to the November 1, 2023 date of disposition
(3)    Includes non-regulated holding company expenses, earnings for Fortis Belize, as well as earnings for Aitken Creek up to the November 1, 2023 date of disposition

Sales
The increase in electricity sales for the quarter and year-to-date periods reflected higher hydroelectric production in Belize associated with rainfall levels.

Revenue
The decrease in revenue for the quarter and year-to-date periods reflected the disposition of Aitken Creek in November 2023, partially offset by higher hydroelectric production in Belize.

Net Loss
The decrease in net loss for the quarter was due to unrealized gains on derivative contracts, largely reflecting mark-to-market gains on total return swaps, as well as higher hydroelectric production in Belize, partially offset by higher holding company finance costs and a lower income tax recovery.

The disposition of Aitken Creek in November 2023 had a $8 million unfavourable impact on the net loss in the Corporate and Other segment for the year-to-date period. Although the disposition was unfavourable in comparison to the same period in 2023, the impact will be neutral for the annual period. Absent the disposition of Aitken Creek, the net loss for the year-to-date period, excluding foreign exchange, increased by approximately $17 million due to higher holding company finance costs and a lower income tax recovery, partially offset by unrealized gains on derivative contracts and higher hydroelectric production in Belize.

NON-U.S. GAAP FINANCIAL MEASURES

Adjusted Common Equity Earnings, Adjusted Basic EPS and Capital Expenditures are Non-U.S. GAAP Financial Measures and may not be comparable with similar measures used by other entities. They are presented because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects.

Net earnings attributable to common equity shareholders (i.e., Common Equity Earnings) and basic EPS are the most directly comparable U.S. GAAP measures to Adjusted Common Equity Earnings and Adjusted Basic EPS, respectively. These adjusted measures reflect the removal of items that management excludes in its key decision-making processes and evaluation of operating results.

Capital Expenditures include additions to property, plant and equipment and additions to intangible assets, as shown on the condensed consolidated statements of cash flows. It also includes Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project, consistent with Fortis' evaluation of operating results and its role as project manager during the construction of the project.

9	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis

Non-U.S. GAAP Reconciliation
Periods ended September 30	Quarter			Year-to-Date
($ millions, except as indicated)	2024	2023	Variance	2024	2023	Variance
Adjusted Common Equity Earnings and Adjusted Basic EPS
Common Equity Earnings	420	394	26	1,210	1,125	85
Adjusting items:
Unrealized loss on mark-to-market of derivatives at Aitken Creek (1)	—	8	(8)	—	18	(18)
Revaluation of deferred income tax assets (2)	—	9	(9)	—	9	(9)
Adjusted Common Equity Earnings	420	411	9	1,210	1,152	58
Adjusted Basic EPS ($)	0.85	0.84	0.01	2.45	2.37	0.08

Capital Expenditures
Additions to property, plant and equipment	1,248	952	296	3,383	2,797	586
Additions to intangible assets	52	31	21	142	122	20
Adjusting item:
Wataynikaneyap Transmission Power Project (3)	—	25	(25)	29	109	(80)
Capital Expenditures	1,300	1,008	292	3,554	3,028	526
(1)    Represents the mark-to-market accounting of natural gas derivatives at Aitken Creek, net of income tax recovery of $3 million and $7 million for the three and nine months ended September 30, 2023, respectively, included in the Corporate and Other segment. The sale of Aitken Creek closed on November 1, 2023
(2)    Represents the revaluation of deferred income tax assets resulting from the reduction in the corporate income tax rate in the state of Iowa, included in the ITC segment
(3)    Represents Fortis' 39% share of capital spending during the construction of the Wataynikaneyap Transmission Power Project, included in the Other Electric segment. Construction was completed in the second quarter of 2024

FOCUS ON SUSTAINABILITY

Fortis' focus on sustainability is outlined in its 2023 Annual MD&A and the Corporation continues to advance work on a range of sustainability initiatives. In July 2024, Fortis released its 2024 Sustainability Report which summarizes progress and includes key performance indicators for 2023. The Corporation has reduced direct GHG emissions by 33% through 2023 compared to 2019 levels, marking significant progress towards its interim targets to reduce GHG emissions 50% by 2030 and 75% by 2035, as well as its 2050 net-zero direct GHG emissions target. Also in 2023, GHG intensity factors related to energy delivered to customers and electricity generated reached the lowest levels in the last five years.

The Corporation released its 2024 Climate Report in March 2024, building on the 2022 TCFD and Climate Assessment and further detailing our understanding of climate-related impacts across the Fortis group of companies. The report provides climate scenario analysis using low and high emissions scenarios over three time horizons, outlines physical risks and opportunities for priority assets using nine climate hazards, and assesses transition risks and opportunities using a framework based on enterprise risk management principles. The report further details mitigation and resiliency activities across Fortis utilities, and provides enhanced disclosures on climate governance.

As we transition to a cleaner energy future, customer affordability, safety and reliability remain top priorities and are the cornerstones of our sustainability strategy. Fortis utilities continue to focus on controlling costs, identifying efficiencies and implementing innovative practices to maintain affordability.

Sustainability and Climate-Related Disclosures
In March 2024, the CSSB issued the exposure drafts, CSDS S1, General Requirements for Disclosure of Sustainability-Related Financial Information, and CSDS S2, Climate-Related Disclosures, which outline proposed disclosure requirements requiring an entity to disclose information about its sustainability-related and climate-related risks and opportunities, including the disclosure of material Scope 1, 2 and 3 GHG emissions. The CSSB continues to deliberate the proposals and expects to issue final standards in December 2024. The CSSB standards must be adopted by the CSA to become mandatory for Canadian reporting issuers. The content and timing of the CSA's mandatory disclosure requirements are unknown.

In March 2024, the SEC released Rule No. 33-11275, The Enhancement and Standardization of Climate-Related Disclosures for Investors, which outlines climate-related disclosure requirements. The rule requires disclosure of the financial effects of severe weather events and other natural conditions, as well as other climate-related financial information, in the notes to the financial statements. In addition, the rule requires disclosure of risk management, governance and oversight activities, the impact of material climate-related risks on a company's strategy, business model and outlook, and details of material climate-related targets or goals. Disclosure of material Scope 1 and 2 GHG emissions is also required for certain filers. The SEC subsequently voluntarily stayed the rule pending completion of judicial review by the Court of Appeals for the Eighth Circuit. While such rules do not apply to Fortis, as a foreign private issuer filing in the U.S. using Form 40-F, management is reviewing the standard, in conjunction with the proposals in Canada, to assess the potential impact on the Corporation's disclosures.

10	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
REGULATORY MATTERS

ITC
MISO Base ROE: In 2022, the D.C. Circuit Court issued a decision vacating certain FERC orders that had established the methodology for setting the base ROE for transmission owners operating in the MISO region, including ITC, and remanded the matter to FERC for further process. This matter dates back to complaints filed at FERC in 2013 and 2015 challenging the MISO base ROE then in effect.

In October 2024, FERC issued an order that removed the use of the risk premium model from the calculation of the base ROE, while maintaining other modifications to the methodology. The updated methodology revised the base ROE from 10.02% to 9.98%, with a maximum ROE inclusive of incentives not to exceed 12.58%. The order also directed the payment of certain refunds, with interest, by December 2025, for the 15-month period from November 2013 through February 2015, and prospectively from September 2016. The application of the order will result in a regulatory liability of approximately $35 million (US$26 million) to be recognized by ITC in the fourth quarter of 2024. Fortis' 80.1% share of the related after-tax earnings impact will be approximately $22 million, of which the vast majority relates to periods prior to January 1, 2024.

Transmission Incentives: In 2021, FERC issued a supplemental NOPR on transmission incentives modifying the proposal in the initial NOPR released by FERC in 2020. The supplemental NOPR proposes to eliminate the 50-basis point RTO ROE incentive adder for RTO members that have been members for longer than three years. Although the timing and outcome of this proceeding remain unknown, every 10-basis point change in ROE at ITC impacts Fortis' annual EPS by approximately $0.01.

Transmission ROFR: In December 2023, the Iowa District Court ruled that the manner in which Iowa's ROFR statute was passed is unconstitutional. The statute granted incumbent electric transmission owners, including ITC, a ROFR to construct, own and maintain certain electric transmission assets in the state. The District Court did not make any determination on the merits of the ROFR itself, but did issue a permanent injunction preventing ITC and others from taking further action to construct the MISO LRTP tranche 1 Iowa projects in reliance on the ROFR.

MISO's decision with respect to the assignment of the tranche 1 LRTP projects was finalized on July 25, 2022. MISO is the only entity charged with determining what projects are to be competitively bid pursuant to its tariff. In May 2024, MISO commenced a variance analysis process as a result of the inability to construct a portion of the tranche 1 LRTP projects in Iowa due to the injunction imposed by the District Court. In August 2024, MISO concluded the variance analysis, which reaffirmed the original allocation of projects to ITC and other incumbent transmission owners. Approximately US$800 million of capital expenditures associated with the first tranche of MISO's LRTP in Iowa is reflected in Fortis' 2025-2029 capital plan. While the results of MISO's variance analysis process allow ITC to move forward with the development of its portion of tranche 1 LRTP projects in Iowa, various legal proceedings with respect to this matter are ongoing for which the timing and outcome are unknown.

Central Hudson
2024 General Rate Application: In July 2024, the PSC approved a one-year rate plan for Central Hudson with retroactive application to July 1, 2024, including an allowed ROE of 9.5%, an increase from the previous allowed ROE of 9.0%. The decision also maintained the 48% common equity component of capital structure.

CIS Implementation: In June 2024, the PSC issued an order that concluded the investigation concerning Central Hudson's billing system implementation. The PSC also released the final report issued by an independent third-party which determined that the CIS is stable and the critical issues have been resolved. As part of the order, total costs of US$63 million were agreed to not be recovered from customers, of which the majority were recognized prior to 2024. The remaining costs associated with the order, including Central Hudson's US$4 million contribution to a customer benefit fund recognized in the second quarter of 2024, are not expected to be material.

2025 General Rate Application: In August 2024, Central Hudson filed a general rate application with the PSC requesting an increase in electric and gas delivery rates effective July 1, 2025. The application includes a request to set Central Hudson's allowed ROE at 10% and a 48% common equity component of capital structure. The timing and outcome of this proceeding are unknown.

Show Cause Order: In October 2024, the PSC issued a Show Cause Order which directed Central Hudson to explain why the PSC should not initiate an enforcement proceeding in connection with a gas-related explosion that occurred in November 2023. Central Hudson will file a response to the order within 30 days. The timing and outcome of this proceeding are unknown.

FortisBC Energy and FortisBC Electric
2025-2027 Rate Framework: In April 2024, FortisBC filed an application with the BCUC requesting approval of a rate framework for the period 2025 through 2027. The rate framework builds upon the current multi-year rate plan and includes, amongst other items, a revised level of operation and maintenance expense per customer indexed for inflation less a fixed productivity adjustment factor, a similar approach to growth capital, a forecast approach to sustaining and other capital, continued collection of an innovation fund recognizing the need to accelerate investment in clean energy innovation, and the continued sharing with customers of variances from the allowed ROE. The rate framework also proposes the continuation of deferral mechanisms currently in place. The regulatory process will continue throughout 2024, with a decision expected in mid-2025.

11	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
FortisAlberta
GCOC Decision: In October 2023, the AUC issued a decision on the 2024 GCOC proceeding. In November 2023, FortisAlberta sought permission to appeal the GCOC decision to the Court of Appeal on the basis that the AUC erred in its decision to not adjust FortisAlberta's ROE and common equity component of capital structure to address incremental business risk associated with competition from REAs located in FortisAlberta's service area, as well as heightened regulatory risk due to the non-recovery of costs attributable to REAs. In April 2024, the Court of Appeal granted FortisAlberta permission to appeal, which is expected to be completed in the first quarter of 2025.

Third PBR Term Decision: In October 2023, the AUC issued a decision establishing the parameters for the third PBR term for the period of 2024 through 2028. In November 2023, FortisAlberta sought permission to appeal the decision to the Court of Appeal on the basis that the AUC erred in its decision to determine capital funding using 2018-2022 historical capital investments without consideration for funding of new capital programs included in the company's 2023 COS revenue requirement as approved by the AUC. FortisAlberta's application for permission to appeal the decision will be heard by the Court of Appeal in the fourth quarter of 2024.

FINANCIAL POSITION

Significant Changes between September 30, 2024 and December 31, 2023

Balance Sheet Account	Increase (Decrease)
($ millions)	FX	Other	Explanation
Cash and cash equivalents	11	260	Primarily due to the issuance of unsecured senior notes at UNS Energy in August 2024. UNS Energy plans to utilize the unused net proceeds from this issuance to repay maturing long-term debt. Balances on hand have been largely invested in interest-bearing accounts.
Accounts receivable and other current assets	21	(149)	Due to the seasonality of sales, particularly in Canada, and a lower income tax receivable at FortisBC Energy due to the receipt of a tax refund in the third quarter of 2024.
Regulatory assets (current and long-term)	31	139	Due to changes associated with various regulatory mechanisms, including an increase in deferred income taxes, partially offset by the normal operations of rate stabilization accounts.
Property, plant and equipment, net	599	2,346	Due to capital expenditures, partially offset by depreciation.
Deferred income taxes	59	286	Due to higher temporary differences associated with ongoing capital investments.
Long-term debt (including current portion)	409	1,634	Reflects debt issuances, partially offset by debt repayments, as well as higher borrowings under committed credit facilities, in support of the Corporation's capital plan.
Shareholders' equity	322	672	Due primarily to: (i) Common Equity Earnings for the nine months ended September 30, 2024, less dividends declared on common shares; and (ii) the issuance of common shares, largely under the DRIP.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Requirements
At the subsidiary level, it is expected that operating expenses and interest costs will be paid from Operating Cash Flow, with varying levels of residual cash flow available for capital expenditures and/or dividend payments to Fortis. Remaining capital expenditures are expected to be financed primarily from borrowings under credit facilities, long-term debt offerings and equity injections from Fortis. Borrowings under credit facilities may be required periodically to support seasonal working capital requirements.

Cash required of Fortis to support subsidiary growth is generally derived from borrowings under the Corporation's credit facilities, the operation of the DRIP, as well as issuances of long-term debt, preference equity, and common shares including those issued through the ATM Program. The subsidiaries pay dividends to Fortis and receive equity injections from Fortis when required. Both Fortis and its subsidiaries initially borrow through their committed credit facilities and periodically replace these borrowings with long-term financing. Financing needs also arise to refinance maturing debt.

12	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
Credit facilities are syndicated primarily with large banks in Canada and the U.S., with no one bank holding more than approximately 20% of the Corporation's total revolving credit facilities. Approximately $5.6 billion of the total credit facilities are committed with maturities ranging from 2024 through 2029. Available credit facilities are summarized in the following table.

Credit Facilities
As at	Regulated Utilities	Corporate and Other	September 30, 2024	December 31, 2023
($ millions)
Total credit facilities (1)	4,211	1,912	6,123	6,176
Credit facilities utilized:
Short-term borrowings	(97)	—	(97)	(119)
Long-term debt (including current portion)	(1,025)	(695)	(1,720)	(1,572)
Letters of credit outstanding	(55)	(21)	(76)	(101)
Credit facilities unutilized	3,034	1,196	4,230	4,384
(1)    See Note 14 in the 2023 Annual Financial Statements for a description of the credit facilities as at December 31, 2023.

In April 2024, FortisBC Energy increased its operating credit facility from $700 million to $900 million and extended the maturity to July 2028. In May 2024, FortisBC Electric increased its operating credit facility from $150 million to $200 million and extended the maturity to April 2028.

In May 2024, the Corporation extended the maturity on its unsecured US$500 million non-revolving term credit facility to May 2025. Half of the term credit facility was repaid in the third quarter of 2024 and the remaining US$250 million has been fully utilized as at September 30, 2024. The facility is repayable at any time without penalty. In June 2024, the Corporation amended its $1.3 billion revolving term committed credit facility to extend the maturity to July 2029.

In August 2024, Newfoundland Power increased its operating credit facility from $100 million to $130 million and extended the maturity to August 2029.

The Corporation's ability to service debt and pay dividends is dependent on the financial results of, and the related cash payments from, its subsidiaries. Certain regulated subsidiaries are subject to restrictions that limit their ability to distribute cash to Fortis, including restrictions by certain regulators limiting annual dividends and restrictions by certain lenders limiting debt to total capitalization. There are also practical limitations on using the net assets of the regulated subsidiaries to pay dividends, based on management's intent to maintain the subsidiaries' regulator-approved capital structures. Fortis does not expect that maintaining such capital structures will impact its ability to pay dividends in the foreseeable future.

As at September 30, 2024, consolidated fixed-term debt maturities/repayments are expected to average $1,489 million annually over the next five years and approximately 75% of the Corporation's consolidated long-term debt, excluding credit facility borrowings, had maturities beyond five years.

In November 2022, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts, or debt securities in an aggregate principal amount of up to $2.0 billion. In September 2023, Fortis established an ATM Program pursuant to the short-form base shelf prospectus, that allows the Corporation to issue up to $500 million of common shares from treasury to the public from time to time, at the Corporation's discretion, effective until December 22, 2024. As at September 30, 2024, $500 million remained available under the ATM Program and $1.5 billion remained available under the short-form base shelf prospectus.

Fortis is well positioned with strong liquidity. This combination of available credit facilities and manageable annual debt maturities/repayments provides flexibility in the timing of access to capital markets. Given current credit ratings and capital structures, the Corporation and its subsidiaries currently expect to continue to have reasonable access to long-term capital.

Fortis and its subsidiaries were in compliance with debt covenants as at September 30, 2024 and are expected to remain compliant in 2024.

13	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis

Cash Flow Summary
Summary of Cash Flows
Periods ended September 30	Quarter			Year-to-Date
($ millions)	2024	2023	Variance	2024	2023	Variance
Cash and cash equivalents, beginning of period	561	690	(129)	625	209	416
Cash from (used in):
Operating activities	1,338	940	398	2,920	2,799	121
Investing activities	(1,313)	(1,040)	(273)	(3,599)	(2,994)	(605)
Financing activities	316	150	166	939	747	192
Effect of exchange rate changes on cash and cash equivalents	(6)	15	(21)	11	13	(2)
Change in cash associated with assets held for sale	—	10	(10)	—	(9)	9
Cash and cash equivalents, end of period	896	765	131	896	765	131
Operating Activities
See "Performance at a Glance - Operating Cash Flow" on page 4.

Investing Activities
The increase in cash used in investing activities reflects higher capital expenditures. The Corporation's Capital Expenditures for 2024 are forecasted to be $5.2 billion. See "Capital Plan" on page 16.

Financing Activities
Cash flows related to financing activities will fluctuate largely as a result of changes in the subsidiaries' capital expenditures and the amount of Operating Cash Flow available to fund those capital expenditures, which together impact the amount of funding required from debt and common equity issuances. See "Cash Flow Requirements" on page 12.

Debt Financing
Significant Long-Term Debt Issuances
Year-to-date September 30, 2024	Month	Interest Rate				Use of Proceeds
($ millions, except as noted)	Issued	(%)	Maturity	Amount
ITC
Secured senior notes	January	5.98	2034	US	85	(1) (2) (3)
First mortgage bonds	January	5.11	2029	US	75	(1) (2) (3)
First mortgage bonds	January	5.38	2034	US	75	(1) (2) (3)
Unsecured senior notes	May	5.65	2034	US	400	(3) (4)
UNS Energy
Unsecured senior notes	June	5.60	2036	US	30	(1) (3)
Unsecured senior notes	August	5.20	2034	US	400	(3) (4)
Central Hudson
Senior notes	April	5.59	2031	US	25	(1) (3)
Senior notes	April	5.69	2034	US	35	(1) (3)
FortisBC Electric
Unsecured debentures	August	4.92	2054	100		(1)
FortisAlberta
Unsecured debentures	May	4.90	2054	300		(1) (2) (3) (4)
Caribbean Utilities
Unsecured senior notes	May	6.17	2039	US	40	(1) (2) (3) (5)
Unsecured senior notes	May	6.37	2049	US	40	(1) (2) (3) (5)
FortisOntario
Unsecured senior notes	August	5.05	2054	55		(1)
Fortis
Unsecured senior notes	September	4.17	2031	500		(1) (3) (4)
(1)    Repay short-term and/or credit facility borrowings
(2)    Fund capital expenditures
(3)    General corporate purposes
(4)     Repay maturing long-term debt
(5)     Total of US$50 million expected to be used to fund or refinance a portfolio of new and/or existing qualifying green initiatives

14	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
UNS Energy issued US$400 million of unsecured senior notes in August 2024, as noted in the previous table. The unused net proceeds from this issuance have been invested in interest-bearing accounts as at September 30, 2024. The balance will be used to repay maturing long-term debt within the next 12-month period.

In September 2024, ITC priced US$250 million of first mortgage bonds with funding expected in December 2024. The related issuances will consist of US$125 million of 11-year, 4.88% bonds and US$125 million of 19-year, 5.25% bonds. Proceeds are expected to be used to repay maturing long-term debt, repay credit facility borrowings, fund capital expenditures and for general corporate purposes.

In October 2024, Central Hudson issued US$25 million of 5-year, 4.88% senior notes, US$44 million of 10-year, 5.30% senior notes and US$35 million 12-year, 5.40% senior notes. Proceeds will be used to refinance long-term debt and for general corporate purposes.

Common Equity Financing
Common Equity Issuances and Dividends Paid
Periods ended September 30	Quarter			Year-to-Date
($ millions, except as indicated)	2024	2023	Variance	2024	2023	Variance
Common shares issued:
Cash (1)	13	6	7	34	34	—
Non-cash (2)	107	99	8	324	304	20
Total common shares issued	120	105	15	358	338	20
Number of common shares issued (# millions)	2.1	2.1	—	6.7	6.3	0.4
Common share dividends paid:
Cash	(186)	(175)	(11)	(549)	(517)	(32)
Non-cash (3)	(106)	(99)	(7)	(324)	(304)	(20)
Total common share dividends paid	(292)	(274)	(18)	(873)	(821)	(52)
Dividends paid per common share ($)	0.59	0.565	0.025	1.77	1.695	0.075
(1)    Includes common shares issued under stock option and employee share purchase plans
(2)    Common shares issued under the DRIP and stock option plan
(3)    Common share dividends reinvested under the DRIP

On February 8, 2024 and July 30, 2024, Fortis declared a dividend of $0.59 per common share paid on June 1, 2024 and September 1, 2024, respectively. On September 25, 2024, Fortis declared a dividend of $0.615 per common share payable on December 1, 2024. The payment of dividends is at the discretion of the Board and depends on the Corporation's financial condition and other factors.

On March 1, 2024, the annual fixed dividend per share for the First Preference Shares, Series K was reset from $0.9823 to $1.3673 for the five-year period up to but excluding March 1, 2029.

On December 1, 2024, the annual fixed dividend per share for the First Preference Shares, Series M will reset from $0.9783 to $1.3733 for the five-year period up to but excluding December 1, 2029.

Contractual Obligations
There were no material changes to the contractual obligations disclosed in the 2023 Annual MD&A, other than issuances of long-term debt and credit facility utilization (see "Cash Flow Summary" on page 14), except that in August 2024, TEP entered into a US$268 million Engineering, Procurement, and Construction Agreement for the development of the Roadrunner Reserve 2 battery energy storage system facility. The facility is expected to be placed in service in 2026 (see "Capital Plan - Major Capital Projects" on page 17).

Off-Balance Sheet Arrangements
There were no material changes to off-balance sheet arrangements from those disclosed in the 2023 Annual MD&A.

Capital Structure and Credit Ratings
Fortis requires ongoing access to capital and, therefore, targets a consolidated long-term capital structure that will enable it to maintain investment-grade credit ratings. The regulated utilities maintain their own capital structures in line with those reflected in customer rates.

15	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis

Consolidated Capital Structure	September 30, 2024		December 31, 2023
As at	($ millions)	(%)	($ millions)	(%)
Debt (1)	31,122	56.1	29,364	55.7
Preference shares	1,623	2.9	1,623	3.1
Common shareholders' equity and non-controlling interests (2)	22,770	41.0	21,709	41.2
	55,515	100.0	52,696	100.0
(1)    Includes long-term debt and finance leases, including current portion, and short-term borrowings, net of cash
(2)    Includes shareholders' equity, excluding preference shares, and non-controlling interests. Non-controlling interests represented 3.4% as at September 30, 2024 (December 31, 2023 - 3.5%)

Outstanding Share Data
As at November 4, 2024, the Corporation had issued and outstanding 497.3 million common shares and the following First Preference Shares: 5.0 million Series F; 9.2 million Series G; 7.7 million Series H; 2.3 million Series I; 8.0 million Series J; 10.0 million Series K; and 24.0 million Series M.

The common shares of the Corporation have voting rights. The Corporation's first preference shares do not have voting rights unless and until Fortis fails to pay eight quarterly dividends, whether or not consecutive or declared.

If all outstanding stock options were converted as at November 4, 2024, an additional 1.6 million common shares would be issued and outstanding.

Credit Ratings
The Corporation's credit ratings shown below reflect its low business risk profile, diversity of operations, the stand-alone nature and financial separation of each regulated subsidiary, and the level of holding company debt.

As at September 30, 2024	Rating	Type	Outlook
S&P	A-	Issuer	Negative
	BBB+	Unsecured debt
Morningstar DBRS	A (low)	Issuer	Stable
	A (low)	Unsecured debt	Stable
Moody's	Baa3	Issuer	Stable
	Baa3	Unsecured debt

In February 2024, Moody's confirmed the Corporation's Baa3 issuer and senior unsecured debt credit ratings and stable outlook.

In February 2024, Fitch revised Central Hudson's senior unsecured debt rating from A- to BBB+ and changed the outlook from negative to stable. Fitch indicated the rating reflects its view of limited visibility associated with Central Hudson's 2024 general rate application, as well as the company's pressured credit metrics and elevated accounts receivable balance.

In May 2024, Morningstar DBRS confirmed the Corporation's A (low) issuer and senior unsecured debt credit ratings and stable outlook.

In October 2024, S&P confirmed the Corporation's A- issuer and BBB+ senior unsecured debt credit ratings and negative outlook.

Capital Plan
Year-to-date Capital Expenditures of $3.6 billion are consistent with expectations and the annual forecast of $5.2 billion is on track.

Capital Expenditures (1)
Year-to-date September 30, 2024	Regulated Utilities
		UNS Energy	Central Hudson	FortisBC Energy	Fortis Alberta	FortisBC Electric	Other Electric	Total Regulated Utilities	Non-Regulated Corporate and Other
($ millions, except as indicated)	ITC									Total (1)
Total	1,021	726	294	660	410	89	351	3,551	3	3,554
(1)    See "Non-U.S. GAAP Financial Measures" on page 9

16	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
New Five-Year Capital Plan
The Corporation's five-year 2025-2029 capital plan is targeted at $26.0 billion.

($ billions)	2025	2026	2027	2028	2029	Total (1)
Five-Year Capital Plan	5.2	5.2	5.6	5.4	4.6	26.0
(1)    Reflects an assumed U.S. dollar-to-Canadian dollar exchange rate of 1.30. On average, Fortis estimates that a five-cent increase or decrease in the U.S. dollar relative to the Canadian dollar would increase or decrease Capital Expenditures by approximately $600 million over the five-year planning period
The Corporation's 2025-2029 capital plan of $26.0 billion is $1.0 billion higher than the previous five-year plan. The increase is driven by projects associated with the MISO LRTP and resiliency investments at ITC, as well as distribution investments largely due to customer growth at FortisAlberta.

Approximately $6.7 billion of the five-year capital plan supports energy transition investments which focus on interconnecting renewables to the grid, renewable, storage and new natural gas investments supporting the exit from coal, and cleaner fuel solutions. Fortis remains focused on maintaining customer affordability by controlling costs, investing in cleaner energy resulting in fuel savings for customers, utilizing available tax credits, and implementing innovative practices, among other initiatives.

The five-year capital plan is low risk and highly executable, with nearly all investments being regulated and only 23% relating to Major Capital Projects. Geographically, 58% of planned expenditures are expected in the U.S., including 29% at ITC, with 38% in Canada and the remaining 4% in the Caribbean.

The five-year capital plan is expected to be funded primarily by cash from operations and regulated utility debt. Common equity proceeds are expected to be provided by the Corporation's DRIP, assuming current participation levels. The Corporation's $500 million ATM Program remains available and provides funding flexibility as required.

Planned capital expenditures are based on detailed forecasts of energy demand as well as labour and material costs, including inflation, supply chain availability, general economic conditions, foreign exchange rates and other factors. These could change and cause actual expenditures to differ from forecast.

Major Capital Projects
	Forecast	Plan	Expected
($ millions)	2024	2025-2029	Completion
ITC
MISO LRTP	27	1,739	Post-2029
UNS Energy
IRP Related Generation	—	1,621	Various
Roadrunner Reserve Battery Storage Project 1	313	23	2025
Roadrunner Reserve Battery Storage Project 2	114	325	2026
Vail-to-Tortolita Transmission Project	78	223	2027
FortisBC Energy
Eagle Mountain Pipeline Project (1)	379	317	2027
Tilbury LNG Storage Expansion	7	584	2029
AMI Project	66	697	2028
Tilbury 1B Project	1	343	2029
Total	985	5,872
(1)Net of customer contributions

MISO LRTP
Reflects investments associated with two tranches of the MISO LRTP. In 2022, the MISO board approved the first tranche of projects representing 18 transmission projects across the MISO Midwest subregion with total associated costs estimated at US$10 billion. Six of these projects run through ITC's MISO operating companies' service territories. ITC estimates transmission investments of US$1.4 billion to US$1.8 billion through 2030 associated with six of the 18 projects, with investments of approximately $1.6 billion (US$1.2 billion) included in the Corporation's 2025-2029 capital plan.

Investments of approximately $0.2 billion (US$0.1 billion) have been included in the Corporation's 2025-2029 capital plan associated with tranche 2.1. Significant additional investment opportunities remain for tranche 2.1 (see "Additional Investment Opportunities" on page 18).

17	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
IRP Related Generation
Includes capital expenditures supporting the transition to cleaner energy as outlined in the 2023 IRPs for TEP and UNS Electric including renewable generation, energy storage systems and natural gas generation. Investments support approximately 950 MW of generation, subject to an all-source request for proposal.

Roadrunner Reserve Battery Storage Projects
Consists of two, 200 MW, battery energy storage systems which will facilitate the integration of renewable energy into the electric grid. Each system is capable of storing 800 MW hours of energy, enough to serve approximately 42,000 homes for four hours when deployed at full capacity. TEP will own and operate the systems.

Construction of Roadrunner Reserve 1 has commenced and is scheduled for completion in 2025. In October 2024, TEP filed an application with the ACC requesting approval to defer certain costs associated with owning and operating Roadrunner Reserve 1 for future recovery. TEP cannot predict the timing or outcome of this application.

In August 2024, TEP entered into an engineering, procurement and construction agreement to develop Roadrunner Reserve 2, which is scheduled for completion in 2026.

Vail-to-Tortolita Transmission Project
Includes investment in one circuit of a new double circuit 230 kV transmission line to tie infrastructure into the TEP system, improving service and reliability to customers. Construction commenced in late 2023, and is scheduled for completion in 2027.

Eagle Mountain Pipeline Project
The project consists of a 50-km pipeline expansion to a small-scale LNG facility owned by Woodfibre LNG near Squamish, British Columbia. FortisBC Energy commenced construction of the project in 2023 which is scheduled for completion in 2027.

Tilbury LNG Storage Expansion Project
This project replaces the original LNG storage tank at the Tilbury site and increases the available regasification capacity to provide backup gas supply for lower mainland customers. The regulatory process was adjourned in 2023 in order for FortisBC Energy to prepare further information in support of the CPCN application. FortisBC Energy plans to file additional evidence in late 2024, with a decision from the BCUC expected in 2025.

AMI Project
The project includes replacement of residential, commercial and industrial meters with advanced gas meters to support the safety, resiliency, and efficient operation of FortisBC Energy's gas distribution system. The project will enable remote meter reading and remote shutoff of gas. The CPCN application was approved by the BCUC in 2023, and installation of the advanced meters is expected to commence in 2025 and be substantially complete in 2028.

Tilbury 1B Project
Construction of additional liquefaction and dispensing, including on-shore piping, in support of marine bunkering and to further optimize the Tilbury Phase 1A Expansion Project. This FortisBC Energy project received an Order in Council from the Government of British Columbia in 2017. An initial project scope has been filed with regulators to support the federal impact assessment and provincial environmental assessment required to further expand the Tilbury site.

Additional Investment Opportunities
ITC - MISO LRTP
In September 2024, MISO released a final portfolio outlining LRTP tranche 2.1 investments in the MISO Midwest subregion of approximately US$22 billion. MISO board approval of the portfolio is expected in December 2024. ITC estimates at least US$3 billion in capital expenditures for the MISO tranche 2.1 projects located in Michigan and Minnesota where ROFRs are in effect. The majority of this investment is expected beyond 2029.

FortisBC Energy - LNG
During 2024, provincial and federal environmental assessment certificates were issued for the Tilbury Marine Jetty project. The construction of the jetty supports further expansion of FortisBC's Tilbury LNG facility, which is uniquely positioned to meet customer demand for LNG. The site is scalable, can accommodate additional storage and liquefaction equipment and is close to international shipping lanes. Once constructed, the jetty would utilize FortisBC Energy's assets at the Tilbury site, including the Tilbury Phase 1B Expansion Project yet to be constructed, to service marine bunkering.

BUSINESS RISKS

The Corporation's business risks remain substantially unchanged from those disclosed in its 2023 Annual MD&A. See "Regulatory Matters" on page 11 and "Outlook" on page 21 for applicable updates.

18	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
ACCOUNTING MATTERS

Accounting Policies
The Interim Financial Statements have been prepared following the same accounting policies and methods as those used to prepare the 2023 Annual Financial Statements.

Future Accounting Pronouncements
Segment Reporting: ASU No. 2023-07, Improvements to Reportable Segment Disclosures, is effective for Fortis' December 31, 2024 annual financial statements, and for interim periods beginning in 2025, on a retrospective basis. The ASU requires disclosure of incremental segment information, including significant segment expenses and other items that are included in segment profit or loss. This ASU is not expected to materially impact Fortis' disclosures.

Income Taxes: ASU No. 2023-09, Improvements to Income Tax Disclosures, is effective for Fortis on January 1, 2025 on a prospective basis, with retrospective application and early adoption permitted. The ASU requires additional disclosure of income tax information by jurisdiction to reflect an entity's exposure to potential changes in tax legislation, and associated risks and opportunities. This ASU is not expected to materially impact Fortis' disclosures.

Income Tax
In June 2024, the Government of Canada enacted legislation with respect to interest deductibility limitations and global minimum tax, both of which are applicable to Fortis as of January 1, 2024. The Corporation does not expect these tax changes to have a material impact on its financial results, Operating Cash Flow or credit ratings.

Critical Accounting Estimates
The preparation of the Interim Financial Statements required management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses, gains, losses and contingencies. Actual results could differ materially from estimates.

There were no material changes to the nature of the Corporation's critical accounting estimates or contingencies from those disclosed in the 2023 Annual MD&A.

FINANCIAL INSTRUMENTS

Long-Term Debt and Other
As at September 30, 2024, the carrying value of long-term debt, including the current portion, was $31.8 billion (December 31, 2023 - $29.7 billion) compared to an estimated fair value of $30.6 billion (December 31, 2023 - $27.9 billion).

The consolidated carrying value of the remaining financial instruments, other than derivatives, approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

Derivatives
Derivatives are recorded at fair value with certain exceptions, including those derivatives that qualify for the normal purchase and normal sale exception.

There were no material changes with respect to the nature and purpose, methodologies for fair value determination, and portfolio of the Corporation's derivatives from those disclosed in the 2023 Annual MD&A, except for interest rate contracts utilized at ITC and Fortis as disclosed in Note 14 of the Interim Financial Statements.

19	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS
		Common Equity
	Revenue	Earnings	Basic EPS	Diluted EPS
Quarter ended	($ millions)	($ millions)	($)	($)
September 30, 2024	2,771	420	0.85	0.85
June 30, 2024	2,670	331	0.67	0.67
March 31, 2024	3,118	459	0.93	0.93
December 31, 2023	2,885	381	0.78	0.78
September 30, 2023	2,719	394	0.81	0.81
June 30, 2023	2,594	294	0.61	0.61
March 31, 2023	3,319	437	0.90	0.90
December 31, 2022	3,168	370	0.77	0.77

Generally, within each calendar year, quarterly results fluctuate in accordance with seasonality. Given the diversified nature of the Corporation's subsidiaries, seasonality varies. Earnings of the gas utilities tend to be highest in the first and fourth quarters due to space-heating requirements. Earnings of the electric distribution utilities in the U.S. tend to be highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Generally, from one calendar year to the next, quarterly results reflect: (i) continued organic growth driven by the Corporation's capital plan; (ii) any significant temperature fluctuations from seasonal norms; (iii) the impact of market conditions, particularly with respect to long-term wholesale sales at UNS Energy; (iv) the timing and significance of any regulatory decisions; (v) changes in the U.S.-to-Canadian dollar exchange rate; (vi) for revenue, the flow through in customer rates of commodity costs; and (vii) for EPS, increases in the weighted average number of common shares outstanding.

September 2024/September 2023
See "Performance at a Glance" on page 2.

June 2024/June 2023
Common Equity Earnings increased by $37 million and basic EPS increased by $0.06 in comparison to the second quarter of 2023. The increase was driven by strong earnings in Arizona, reflecting new customer rates at TEP effective September 1, 2023 and higher retail electricity sales associated with warmer weather. Rate Base growth across our utilities and the timing of recognition of new cost of capital parameters approved for FortisBC in 2023 also contributed to earnings growth. The increase was partially offset by lower earnings for Central Hudson and the Other Electric segment, largely reflecting higher operating costs. The change in basic EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

March 2024/March 2023
Common Equity Earnings increased by $22 million and basic EPS increased by $0.03 in comparison to the first quarter of 2023. The increase was due to the timing of recognition of new cost of capital parameters approved for FortisBC in 2023 and Rate Base growth across our utilities. The increase was partially offset by higher holding company costs, including finance charges and unrealized losses on derivative contracts, and the November 1, 2023 disposition of Aitken Creek. In addition, the change in EPS reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

December 2023/December 2022
Common Equity Earnings increased by $11 million and basic EPS increased by $0.01 in comparison to the fourth quarter of 2022. The increase was driven by: (i) Rate Base growth; (ii) higher retail revenue in Arizona, due to new customer rates at TEP; and (iii) the new cost of capital parameters approved for FortisBC effective January 1, 2023. The increase was partially offset by lower earnings at Aitken Creek, due to the November 1, 2023 disposition, as well as the recognition of mark-to-market accounting gains on natural gas derivatives and margins on gas sold in the fourth quarter of 2022. The change in basic EPS also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

RELATED-PARTY AND INTER-COMPANY TRANSACTIONS

Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three and nine months ended September 30, 2024 and 2023.

As of September 30, 2024, accounts receivable included $17 million due from Belize Electricity (December 31, 2023 - $8 million).

20	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
Fortis periodically provides short-term financing to subsidiaries to support capital expenditures and seasonal working capital requirements, the impacts of which are eliminated on consolidation. As at September 30, 2024 and December 31, 2023, there were no material inter-segment loans outstanding. Interest charged on inter-segment loans was not material for the three and nine months ended September 30, 2024 and 2023.

OUTLOOK

Fortis continues to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of regulated utility businesses, and growth opportunities within and proximate to its service territories. The Corporation's $26 billion five-year capital plan is expected to increase midyear Rate Base from $38.8 billion in 2024 to $53.0 billion by 2029, translating into a five-year CAGR of 6.5%.

Beyond the five-year capital plan, opportunities to expand and extend growth include: further expansion of the electric transmission grid in the U.S. to facilitate the interconnection of cleaner energy, transmission investments associated with the MISO LRTP tranches 1, 2.1 and 2.2 as well as regional transmission in New York; climate adaptation and grid resiliency investments; RNG and LNG infrastructure in British Columbia; and the acceleration of cleaner energy infrastructure and load growth investments across our jurisdictions.

Fortis expects its long-term growth in Rate Base will drive earnings that support dividend growth guidance of 4-6% annually through 2029, and is premised on the assumptions and material factors listed under "Forward-Looking Information".

Fortis is on track to achieve its corporate-wide targets to reduce direct GHG emissions by 50% by 2030 and 75% by 2035 from a 2019 base year. The Corporation's additional 2050 net-zero direct GHG emissions target reinforces Fortis' commitment to further decarbonize over the long-term, while continuing our focus on reliability and affordability.

FORWARD-LOOKING INFORMATION

Fortis includes forward-looking information in the MD&A within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions, have been used to identify the forward-looking information, which includes, without limitation: the expected impact of the disposition of Aitken Creek on earnings for the annual period; targeted annual dividend growth through 2029; forecast capital expenditures for 2024 and 2025 through 2029, including investments which support the energy transition; the 2030 and 2035 direct GHG emissions reduction targets; the 2050 net-zero direct GHG emissions target; the expected timing, outcome and impact of legal and regulatory proceedings and decisions; the expected funding sources for operating expenses, interest costs, capital expenditures and working capital requirements; the expected consolidated fixed-term debt maturities and repayments through to 2029; the expectation that maintaining the capital structures of the regulated operating subsidiaries will not have an impact on the Corporation's ability to pay dividends in the foreseeable future; the expectation that the Corporation and its subsidiaries will continue to have access to long-term capital and will remain compliant with debt covenants in 2024; the expected funding date and use of proceeds of debt securities to be issued by ITC; expected sources of funding for the capital plan, including the expected source of common equity proceeds; the nature, timing, benefits and expected costs of certain capital projects including ITC's transmission projects associated with the MISO LRTP, resiliency investments at ITC, UNS Energy's IRP Related Generation, Roadrunner Reserve Battery Storage, and Vail-to-Tortolita Transmission projects, as well as FortisBC Energy's Eagle Mountain Pipeline, Tilbury LNG Storage Expansion, AMI and Tilbury 1B projects, and additional opportunities beyond the capital plan, including transmission investments associated with MISO LRTP tranches 1, 2.1 and 2.2, further expansion of FortisBC’s Tilbury LNG facility related to the construction of the Tilbury Marine Jetty project, further expansion in the U.S. to facilitate the interconnection of cleaner energy, transmission investments associated with regional transmission in New York, climate adaptation and grid resiliency investments, RNG and LNG infrastructure in British Columbia, and the acceleration of cleaner energy infrastructure and load growth investments across our jurisdictions; the potential impact of future accounting pronouncements on the Corporation's disclosures; the expectation that changes to Canadian tax legislation with respect to interest deductibility limitations and global minimum tax will not have a material impact on financial results, Operating Cash Flow or credit ratings; forecast Rate Base and Rate Base growth through 2029; and the expectation that long-term growth in Rate Base will drive earnings that support dividend growth guidance of 4-6% annually through 2029.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information including, without limitation: reasonable outcomes for legal and regulatory proceedings and the expectation of regulatory stability; the successful execution of the capital plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities beyond the capital plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar to Canadian dollar exchange rate; the continuation of current participation levels in the Corporation's DRIP; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from those discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. Risk factors which could cause results or events to differ from current expectations are detailed under the heading "Business Risks" in the 2023 Annual MD&A and in other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the Securities and Exchange Commission. Key risk factors for 2024 include, but are not limited to: uncertainty regarding changes in utility regulation, including the outcome of regulatory proceedings at the Corporation's utilities; the physical risks associated with the provision of electric and gas service, which are exacerbated by the impacts of climate change; risks related to environmental laws and regulations; risks associated with capital projects and the impact on the Corporation's continued growth; risks associated with cybersecurity and information and operations technology; the impact of weather variability and seasonality on heating and cooling loads, gas distribution volumes and hydroelectric generation; risks associated with commodity price volatility and supply of purchased power; and risks related to general economic conditions, including inflation, interest rate and foreign exchange risks.

All forward-looking information herein is given as of November 4, 2024. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

21	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis
GLOSSARY

2023 Annual Financial Statements: the Corporation's audited consolidated financial statements and notes thereto for the year ended December 31, 2023

2023 Annual MD&A: the Corporation's management discussion and analysis for the year ended December 31, 2023

Adjusted Basic EPS: Adjusted Common Equity Earnings divided by the basic weighted average number of common shares outstanding

Adjusted Common Equity Earnings: net earnings attributable to common equity shareholders adjusted as shown under "Non-U.S. GAAP Financial Measures" on page 9

Aitken Creek: Aitken Creek Gas Storage ULC, a 93.8%-owned subsidiary of FortisBC Holdings Inc., sold on November 1, 2023

ASU: accounting standards update

ATM Program: at-the-market equity program

AUC: Alberta Utilities Commission

BCUC: British Columbia Utilities Commission

Belize Electricity: Belize Electricity Limited, in which Fortis indirectly holds a 33% equity interest

Board: Board of Directors of the Corporation

CAGR(s): compound annual growth rate of a particular item. CAGR = (EV/BV)(1/n)-1, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) n is the number of periods. Calculated on a constant U.S. dollar-to-Canadian dollar exchange rate

Capital Expenditures: cash outlay for additions to property, plant and equipment and intangible assets as shown in the Interim Financial Statements, as well as Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power project. See "Non-U.S. GAAP Financial Measures" on page 9

Caribbean Utilities: Caribbean Utilities Company, Ltd., an indirect approximately 60%-owned (as at December 31, 2023) subsidiary of Fortis, together with its subsidiary

Central Hudson: CH Energy Group Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation

CIS: customer information system

Common Equity Earnings: net earnings attributable to common equity shareholders

Corporation: Fortis Inc.

COS: cost of service

Court of Appeal: Court of Appeal of Alberta

CPCN: Certificate of Public Convenience and Necessity

CSA: Canadian Securities Administrators

CSDS: Canadian Sustainability Disclosure Standard

CSSB: Canadian Sustainability Standards Board

D.C. Circuit Court: U.S. Court of Appeals for the District of Columbia Circuit

DRIP: dividend reinvestment plan

EPS: earnings per common share

FERC: Federal Energy Regulatory Commission

Fitch: Fitch Ratings Inc.

Fortis: Fortis Inc.

FortisAlberta: FortisAlberta Inc., an indirect wholly owned subsidiary of Fortis

FortisBC: FortisBC Energy and FortisBC Electric

FortisBC Electric: FortisBC Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisBC Energy: FortisBC Energy Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisOntario: FortisOntario Inc., a direct wholly owned subsidiary of Fortis, together with its subsidiaries

FortisTCI: FortisTCI Limited, an indirect wholly owned subsidiary of Fortis, together with its subsidiary

Fortis Belize: Fortis Belize Limited, an indirect wholly owned subsidiary of Fortis

FX: foreign exchange associated with the translation of U.S. dollar-denominated amounts. Foreign exchange is calculated by applying the change in the U.S. dollar-to-Canadian dollar FX rates to the prior period U.S. dollar balance

GCOC: generic cost of capital

GHG: greenhouse gas

GWh: gigawatt hour(s)

Interim Financial Statements: the Corporation's unaudited condensed consolidated interim financial statements and notes thereto for the three and nine months ended September 30, 2024

Interim MD&A: the Corporation's management discussion and analysis for the three and nine months ended September 30, 2024

IRP: integrated resource plan

ITC: ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, and ITC Great Plains, LLC

LNG: liquefied natural gas

LRTP: long-range transmission plan

Major Capital Projects: projects, other than ongoing maintenance projects, individually costing $200 million or more in the forecast/planning period

22	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Interim Management Discussion and Analysis

Maritime Electric: Maritime Electric Company, Limited, an indirect wholly owned subsidiary of Fortis

MISO: Midcontinent Independent System Operator, Inc.

Moody's: Moody's Investor Services, Inc.

Morningstar DBRS: DBRS Limited

Newfoundland Power: Newfoundland Power Inc., a direct wholly owned subsidiary of Fortis

Non-U.S. GAAP Financial Measures: financial measures that do not have a standardized meaning prescribed by U.S. GAAP

NOPR: notice of proposed rulemaking

NYSE: New York Stock Exchange

Operating Cash Flow: cash from operating activities

PBR: performance-based rate setting

PJ: petajoule(s)

PPFAC: Purchased Power and Fuel Adjustment Clause

PSC: New York State Public Service Commission

Rate Base: the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct

REA: Rural Electrification Association

RNG: renewable natural gas

ROE: rate of return on common equity

ROFR: right of first refusal

RTO: regional transmission organization

S&P: Standard & Poor's Financial Services LLC

SEC: U.S. Securities and Exchange Commission

SEDAR+: Canadian System for Electronic Document Analysis and Retrieval

TCFD: Task Force for Climate-Related Financial Disclosures

TEP: Tucson Electric Power Company, a direct wholly owned subsidiary of UNS Energy

TSR: total shareholder return, which is a measure of the return to common equity shareholders in the form of share price appreciation and dividends (assuming reinvestment) over a specified time period in relation to the share price at the beginning of the period

TSX: Toronto Stock Exchange

UNS Energy: UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNS Electric, Inc. and UNS Gas, Inc.

U.S.: United States of America

U.S. GAAP: accounting principles generally accepted in the U.S.

Wataynikaneyap Power: Wataynikaneyap Power Limited Partnership, in which Fortis indirectly holds a 39% equity interest

23	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT